Exhibit 21.1

SILVERSTAR HOLDINGS, LTD. AND SUBSIDIARIES
PRINCIPAL SUBSIDIARIES
AS OF JUNE 30, 2007

Name	State of Incorporation	Conducts Business Under
Empire Interactive, PLC	United Kingdom	Same
Empire Interactive Europe Limited	United Kingdom	Same
Empire Interactive Inc.	United Kingdom	Same
Empire Interactive Holdings Limited	United Kingdom	Same
First South African Holdings (Pty), Ltd.	South Africa	Same
First South Africa Management Corp.	Delaware	Silverstar Holdings
Fantasy Sports, Inc. (Dormant)	Delaware	Same
Silverstar Holdings, Inc.	Delaware	Silverstar Holdings
Strategy First, Inc.	Quebec, Canada	Same
Silverstar Holdings, Ltd.	Bermuda	Same
Silverstar Acquisitions, PLC	United Kingdom	Same
Razorworks Limited (Dormant)	United Kingdom	Same
Xplosiv Limited (Dormant)	United Kingdom	Same